SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Select Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

81617L 108

(CUSIP Number)

Kevin Clark Stallings 1645 E. Arlington Boulevard, Suite E Greenville, North Carolina, 27858 (252) 531-7503	with a copy to Chris Jones Moore & Van Allen, PLLC 100 N. Tryon Street, Suite 4700 Charlotte, NC 28202 (704) 331-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Kevin Clark Stallings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,698 Shares of Common Stock
	8	SHARED VOTING POWER 936,620 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 52,698 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 936,620 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,318 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER.

This statement (the “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Select Bancorp, Inc., a North Carolina corporation (the “Company”). The Company’s principal executive offices are located at 700 W. Cumberland Street, Dunn, North Carolina, 28334.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by Kevin Clark Stallings, an individual resident of the state of North Carolina (the “Reporting Person”).

(b) The principal business and principal office address for the Reporting Person is 1645 E. Arlington Boulevard, Suite E, Greenville, North Carolina, 27858.

(c) The principal business or occupation of the Reporting Person is an entrepreneur and investor.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of the Common Stock have been made by or on behalf of the Reporting Person using personal funds of the Reporting Person or the funds and the investment capital of the Children’s Trusts (as defined below) and Stallings Family Trusts (as defined below). On July 21, 2018, the Reporting Person became the co-trustee of the Stallings Family Trusts and therefore was deemed to have voting and investment control of the shares of Common Stock held by the Stallings Family Trusts, which collectively held 934,620 shares of the Common Stock with a value of $12,318,291.60 on July 21, 2018.

ITEM 4.	PURPOSE OF TRANSACTION.

The primary purpose of the Reporting Person’s acquisition of Common Stock is for investment. The Reporting Person is also a director of the Company.

The Reporting Person does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Statement or as may be proposed by the Reporting Person in his capacity as a director of the Company or by the Board of Directors of the Company with the participation of its directors. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may in the future acquire additional shares of the Common Stock or dispose of some or all of the shares of Common Stock held by him, the Children’s Trusts or the Stallings Family Trusts in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns in the aggregate 989,318 shares of Common Stock, which represents approximately 5.1% of the Company’s outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 19,311,505 shares of Common Stock outstanding as of December 31, 2018 as disclosed by the Company to the Reporting Person.

(b) Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

The information in Row 7 of the Cover Page is incorporated by reference herein.*

Shared power to vote or to direct the vote:

The information in Row 8 of the Cover Page is incorporated by reference herein.**

Sole power to dispose or to direct the disposition of:

The information in Row 9 of the Cover Page is incorporated by reference herein.*

Shared power to dispose or to direct the disposition of:

The information in Row 10 of the Cover Page is incorporated by reference herein.**

*

The Reporting Person is the beneficial owner of 24,648 shares of Common Stock held by certain trusts (the “Children’s Trusts”) created for the benefit of family members of the Reporting Person over which the Reporting Person has sole voting and dispositive power by virtue of his capacity as the sole trustee of the Children’s Trusts. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Children’s Trusts. The Reporting Person’s beneficial ownership also includes options to purchase 11,461 shares of Common Stock held by the Reporting Person that are exercisable within 60 days.

**

In addition to being the beneficial owner of the shares of Common Stock held by the Children’s Trusts, the Reporting Person is the beneficial owner of 750,186 shares of Common Stock held by The Bill & Faye Stallings Family Trust II, dated March 6, 2008 and 184,434 shares of Common Stock held by Marion F. Stallings Living Trust, dated November 29, 2007 (collectively, the “Stallings Family Trusts”) by virtue of his capacity as the co-trustee of such trusts. The Reporting Person is one of two trustees of the Stallings Family Trusts. The other trustee for each Stallings Family Trust is Gregory Blake Stallings (“Blake Stallings”), the Reporting Person’s brother. Voting and investment decisions of the Stallings Family Trusts require the approval of both the Reporting Person and Blake Stallings. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Stallings Family Trusts, except to the extent of his pecuniary interest therein.[1]

Blake Stallings’ business address is 1645 E. Arlington Boulevard, Suite E, Greenville, North Carolina, 27858. Blake Stallings’ principal occupation is an entrepreneur and investor. During the last five years, Blake Stallings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Blake Stallings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Blake Stallings is a U.S. Citizen.

[1]	The Reporting Person is a discretionary beneficiary of the Stallings Family Trusts.

The Reporting Person’s beneficial ownership also includes 2,000 shares of Common Stock held by the Reporting Person’s wife (“Lisa Stallings”). The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Lisa Stallings.

Lisa Stallings’ business address is 1645 E. Arlington Boulevard, Suite E, Greenville, North Carolina, 27858. Mrs. Stalling’s principal occupation is a homemaker. During the last five years, Lisa Stallings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Lisa Stallings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Lisa Stallings is a U.S. Citizen.

(c) On December 12, 2018, the Reporting Person exercised stock options to purchase 3,068 shares of Common Stock.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 5 of this Statement is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2019

/s/ Kevin Clark Stallings
Kevin Clark Stallings